Rhove Real Estate 1, LLC

629 N. High Street, 6th Floor

Columbus, Ohio 43215

August 31, 2022

Victor Rivera Melendez and Ruairi Regan

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington DC 20549

Re:Rhove Real Estate 1, LLC

File No.: 024-11645

Dear Mr. Melendez and Mr. Regan:

As a result of correspondence from the Securities and Exchange Commission (the "Commission") dated August 31, 2022 and received today, we understand that the Commission will not be reviewing our amendment. Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the "Act"), Rhove Real Estate 1, LLC (the "Company") hereby requests that the Commission issue a qualification order for the above-referenced Amended Offering Statement on Form 1-A POS, so that it may be qualified by 5:00 p.m., Eastern Time on Friday, September 2, 2022, or as soon thereafter as is practicable.

FINRA has previously issued a no objections letter and notified the Commission and no additional compensation approval is required as the compensation terms have not changed in any manner.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our counsel Kendall Almerico at (813) 309-6258. Thank you in advance for your assistance.

Respectfully Submitted,

/s/ Calvin Cooper

Calvin Cooper

Rhove Real Estate 1, LLC